UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TUPPERWARE BRANDS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-11657	36-4062333

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

14901 South Orange Blossom Trail, Orlando, Florida	32837

(Address of principal executive offices)	(Zip Code)

Karen M. Sheehan

Senior Vice President, General Counsel & Secretary

(407) 847-1917

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13-p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Tupperware Brands Corporation (the “Company”) evaluated its 2016 product offerings and determined that “conflict minerals” (as defined in applicable Securities and Exchange Commission (“SEC”) rules) were necessary to the functionality or production of certain products that the Company manufactured or contracted to have manufactured. The Company determined that tin (or a derivative thereof) was contained in its Digital Easy Scale, Nano Nature Water Filtration Unit, Tupperchef Pro Handy Food Processor, Infrared Cooking Plate, Induction Cooking Plate and certain pearlescent pigments (Iriodin and Colorstream pigments) used as a component of certain products, that tungsten and gold were also contained in the Infrared Cooking Plate, and that tantalum, tungsten and gold were also contained in the Induction Cooking Plate (however, the supplier identified only tin as being necessary to the production of such product). Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts (including sending to the suppliers of each of the aforementioned products or components of products the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative known as the Conflict Free Sourcing Initiate (“CFSI”) Conflict Minerals Reporting Template and comparing the smelter information provided by the suppliers against the list of smelter facilities designated as “conflict free” by the CFSI Conflict Free Smelter Program), the Company has been able to determine that the conflict minerals (tin or its derivative) necessary to the functionality or production of the Digital Easy Scale, the Nano Nature Water Filtration Unit, the Tupperchef Pro Handy Food Processor and the pearlescent pigments used as a component of certain products were not sourced from the Democratic Republic of the Congo or its adjoining countries. However, after conducting additional required due diligence, the Company has not been able to identify with reasonable certainty the country or countries of origin and chain of custody of all the conflict minerals necessary to the functionality or production of the Infrared Cooking Plate (tin, tungsten and gold) or of the tin necessary to the functionality or production of the Induction Cooking Plate. Accordingly, with respect to the Infrared Cooking Plate and the Induction Cooking Plate, the Company has filed a Conflict Minerals Report with the SEC, a copy of which is provided as Exhibit 1.01 to this Form SD. Such Conflict Minerals Report is also publicly available in the Supply Chain section of the Company’s website at https://www.tupperwarebrands.com/csr/supply-chain/conflict-minerals-policy. Information on the Company’s website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

As an exhibit to this Form SD, the Company has filed the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TUPPERWARE BRANDS CORPORATION
(Registrant)

Date: May 25, 2017	By:	/s/ Karen M. Sheehan
Karen M. Sheehan
Senior Vice President, General Counsel & Secretary